NEWS RELEASE

Company Contact:
Barry Regenstein, President
Command Security Corporation
845-454-3703

COMMAND SECURITY CORPORATION REPORTS
RESULTS FOR THIRD QUARTER OF FISCAL 2009

Lagrangeville, New York***February 12, 2009***Command Security Corporation (AMEX: MOC) announced today its financial results for the three and nine month periods ended December 31, 2008.

For the three months ended December 31, 2008, revenues increased 8.4% to $32,760,473, compared with revenues of $30,225,328 in the same period of the prior year.  Operating income for the three months ended December 31, 2008 decreased 22.8% to $558,221, compared with $723,009 in the same period of the prior year.  Net income decreased 54.0% to $248,810, or $0.02 per basic and diluted share, respectively, compared with $540,471, or $0.05 per basic and diluted share, in the same period of the prior year.

For the nine months ended December 31, 2008, revenues increased 10.7% to $98,415,570, compared with revenues of $88,922,998 in the same period of the prior year.  Operating income for the nine months ended December 31, 2008 increased 19.5% to $2,801,896, compared with $2,344,022 in the same period of the prior year.  Net income decreased 9.6% to $1,405,209, or $0.13 and $0.12 per basic and diluted share, respectively, compared with $1,555,154, or $0.15 and $0.14 per basic and diluted share, respectively, in the same period of the prior year.

The increases in revenues for the three and nine months ended December 31, 2008 were due primarily to the following events:

•
The expansion of security services to new and existing customers, including a major medical center, a New York based hospital, a major international commercial bank, a large grocery market distribution center in California and a company that provides merchandising and distribution services to a major grocery retailer in New Jersey;

•	The acquisitions of security services businesses in Florida (September 2008) and Maryland (January 2008); and

•	The expansion of aviation services to new and existing customers at Los Angeles International Airport in California and John F. Kennedy International Airport and LaGuardia Airport in New York.

Edward S. Fleury, Chief Executive Officer of Command Security stated, “We are encouraged by our third quarter results and solid execution during what is an increasingly challenging period across virtually all sectors of the economy.  However, one cannot ignore the magnitude of the economic uncertainty around the world and its potential impact on our business.  Specifically, the continuing capacity reductions particularly in the aviation industry have had a negative impact on our financial results.  In that regard, we remain focused on operating our assets in the most effective way possible and continuing the growth in our security services customers.  As we enter 2009, we will continue to manage expenses carefully and seek out opportunities to invest in initiatives that will enhance our long-term growth.”

Barry I. Regenstein, President of Command Security, stated, “We are pleased with our accomplishments during the third quarter as we continued to make progress against multiple growth initiatives, including top-line growth, profit margin improvement and integration of our recent acquisitions in Florida.  We expect the overall business environment will continue to be challenging, but we believe that the quality of our people, coupled with our commitment to fiscal discipline, positions us to capitalize on future opportunities.”

About Command Security Corporation

Command Security Corporation provides aviation and security services to protect buildings, assets and people through over thirty company-owned offices in fifteen states.  We safeguard against theft, fraud, fire, intrusion, vandalism and the manifold threats that many of our customers are facing today.  Partnering with each client, we design programs customized to meet specific security needs and solve problems.  We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our clients face involving security.  Our mission is to enable businesses to operate without disruption or loss, and to create safe environments for people to work in.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995.  Actual results could differ materially from those projected in the forward-looking statements as a result of various factors including the ability of the Company to successfully commercialize its new technologies as well as risk factors set forth under “Risk Factors” in the Company’s annual report on Form 10-K for the fiscal year ended March 31, 2008, and such other risks detailed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission.  The Company undertakes no obligation to publicly release the result of any revisions to these forward-looking statements, which may be made to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  For more information concerning the Company, please refer to its website at www.commandsecurity.com and to the Edgar website www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

	Three Months Ended December 31,		Nine Months Ended December 31,
	2008	2007	2008	2007

Revenues	$32,760,473	$30,225,328	$98,415,570	$88,922,998

Operating income	558,221	723,009	2,801,896	2,344,022

Other expense	104,411	182,538	336,687	513,868

Provision for income taxes	205,000	—	1,060,000	275,000

Net income	$248,810	$540,471	$1,405,209	$1,555,154

Net income per common share
Basic	$0.02	$0.05	$0.13	$0.15
Diluted	$0.02	$0.05	$0.12	$0.14

Weighted average number of common shares outstanding
Basic	10,775,916	10,727,191	10,763,449	10,727,191
Diluted	11,349,993	11,379,450	11,390,625	11,326,613

	December 31, 2008	March 31, 2008
Balance Sheet Highlights	(Unaudited)	(Audited)

Cash	$320,647	$146,782
Accounts receivable	22,582,717	20,097,835
Total current assets	28,459,951	24,835,531
Total assets	37,342,424	32,786,449
Total current liabilities	21,595,089	18,738,495
Short-term debt	12,418,102	8,758,334
Total liabilities	22,305,905	19,426,700
Stockholders’ equity	15,036,519	13,359,749
Total liabilities and stockholders’ equity	$37,342,424	$32,786,449